United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-2732

Central Illinois Light Company

(Exact name of registrant as specified in its charter)

300 Liberty Street, Peoria, Illinois 61602

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock, cumulative, $100 par value per share

Senior Secured Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Preferred Stock, cumulative, $100 par value per share	0
Senior Secured Notes	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameren Illinois Company (as successor to Central Illinois Light Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2010	Ameren Illinois Company (as successor to Central Illinois Light Company)

	By:	/s/ MARTIN J. LYONS, JR.
	Name:	Martin J. Lyons, Jr.
	Title:	Senior Vice President and Chief Financial Officer